UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Lexicon Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

528872104

(CUSIP number)

Raymond Debbane

c/o The Invus Group, LLC

750 Lexington Avenue

30th Floor

New York, New York 10022

(212) 371-1717

Copies to:

Robert Spatt, Esq.

Peter Malloy, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, address and telephone number of person authorized to receive notices and communications)

December 22, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872104	Page 2 of 13 Pages

(1)	Names of reporting persons Raymond Debbane
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Panama
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 280,154,744
	(8)	Shared voting power 0
	(9)	Sole dispositive power 280,154,744
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 280,154,744
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 58.3%*
(14)	Type of reporting person (see instructions) IN

*	Based on 480,170,747 shares of Issuer Common Stock outstanding as of December 27, 2011, as provided by the Issuer.

CUSIP No. 528872104	Page 3 of 13 Pages

(1)	Names of reporting persons Ulys, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 280,154,744
	(8)	Shared voting power 0
	(9)	Sole dispositive power 280,154,744
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 280,154,744
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 58.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 480,170,747 shares of Issuer Common Stock outstanding as of December 27, 2011, as provided by the Issuer.

CUSIP No. 528872104	Page 4 of 13 Pages

(1)	Names of reporting persons Invus Advisors, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 244,818,843
	(8)	Shared voting power 5,553,292
	(9)	Sole dispositive power 244,818,843
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 250,372,135
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 52.1%*
(14)	Type of reporting person (see instructions) OO

*	Based on 480,170,747 shares of Issuer Common Stock outstanding as of December 27, 2011, as provided by the Issuer.

CUSIP No. 528872104	Page 5 of 13 Pages

(1)	Names of reporting persons Invus, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 244,818,843
	(8)	Shared voting power 5,553,292
	(9)	Sole dispositive power 244,818,843
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 250,372,135
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 52.1%*
(14)	Type of reporting person (see instructions) PN

*	Based on 480,170,747 shares of Issuer Common Stock outstanding as of December 27, 2011, as provided by the Issuer.

CUSIP No. 528872104	Page 6 of 13 Pages

(1)	Names of reporting persons Invus Public Equities Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,553,292
	(9)	Sole dispositive power 5,553,292
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,553,292
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.2%*
(14)	Type of reporting person (see instructions) OO

*	Based on 480,170,747 shares of Issuer Common Stock outstanding as of December 27, 2011, as provided by the Issuer.

CUSIP No. 528872104	Page 7 of 13 Pages

(1)	Names of reporting persons Invus Public Equities, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,553,292
	(9)	Sole dispositive power 5,553,292
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,553,292
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.2%*
(14)	Type of reporting person (see instructions) PN

*	Based on 480,170,747 shares of Issuer Common Stock outstanding as of December 27, 2011, as provided by the Issuer.

CUSIP No. 528872104	Page 8 of 13 Pages

(1)	Names of reporting persons Invus C.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 29,782,609
	(8)	Shared voting power 0
	(9)	Sole dispositive power 29,782,609
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 29,782,609
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.2%*
(14)	Type of reporting person (see instructions) PN

*	Based on 480,170,747 shares of Issuer Common Stock outstanding as of December 27, 2011, as provided by the Issuer.

Page 9 of 13 Pages

This Amendment No. 8 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 15, 2010, Amendment No. 6 thereto filed on August 15, 2011 and Amendment No. 7 thereto filed on November 14, 2011 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraph immediately after the last paragraph thereof:

On December 22, 2011, Invus, L.P. acquired 113,382,063 shares of Issuer Common Stock for an aggregate amount of $128,121,731.19, and Invus Public Equities, L.P. acquired 1,662,184 shares of Issuer Common Stock for an aggregate amount of $1,878,267.92, each at a purchase price of $1.13 per share, pursuant to the exercise of the subscription rights issued to the Invus Parties in the 2011 Rights Offering. For the payment of the purchase price for such additional shares of Issuer Common Stock, Invus, L.P. and Invus Public Equities, L.P. used funds obtained from capital calls to their respective limited partners in respect of previously made commitments.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by replacing the last paragraph thereof with the following new paragraphs:

On November 22, 2011, the Issuer commenced the 2011 Rights Offering pursuant to an effective shelf registration statement on Form S-3 (File No. 333-171953) and filed a prospectus supplement related thereto with the SEC.

On December 15, 2011, the waiting period related to the notification and report form filed by the parties under the HSR Act expired. As a result, the Invus Parties became permitted to increase their ownership percentage of Issuer Common Stock to greater than 50% of the outstanding shares of Issuer Common Stock.

On December 22, 2011, the 2011 Rights Offering expired. On December 27, 2011, Lexicon completed the 2011 Rights Offering. The aggregate gross proceeds to Lexicon from the 2011 Rights Offering were approximately $161.0 million.

On December 22, 2011, Invus, L.P. acquired 113,382,063 shares of Issuer Common Stock for an aggregate amount of $128,121,731.19, and Invus Public Equities, L.P. acquired 1,662,184 shares of Issuer Common Stock for an aggregate amount of $1,878,267.92, each at a purchase price of $1.13 per share, pursuant to the exercise of the subscription rights issued to the Invus Parties in the 2011 Rights Offering. Of these shares of Issuer Common Stock, 70,531,075 shares were acquired pursuant to the Invus Parties’ basic subscription privilege, which was exercised in full pursuant to Section 3.02(b) of the Securities Purchase Agreement, and 44,513,172 shares were acquired pursuant to the Invus Parties’ over-subscription privilege.

Page 10 of 13 Pages

As a result of the 2011 Rights Offering, Invus, L.P.’s ownership percentage of Issuer Common Stock has increased to approximately 52.1% of the outstanding shares of Issuer Common Stock. Since Invus, L.P.’s ownership percentage has increased to over 50% of the outstanding shares of Issuer Common Stock, the rights of Invus, L.P. and Invus C.V. under the Stockholders’ Agreement have been altered as described in Item 6. In particular, Invus, L.P. and Invus C.V. now have the right to designate a number of directors to the Issuer’s board equal to Invus, L.P.’s ownership percentage of Issuer Common Stock (rounded up to the nearest whole number of directors) at the Issuer’s next stockholders’ meeting at which directors will be elected and have the right to terminate any or all of the Stockholders’ Agreement’s governance provisions relating to the composition of the Issuer’s board of directors and its committees, board vacancies and the consistency of the Issuer’s certificate of incorporation and bylaws with the Stockholders’ Agreement. In addition, the Stockholders’ Agreement’s voting, standstill and transfer restriction provisions have terminated, and the Invus Parties are thus no longer subject to the restrictions contained in these provisions.

The Invus Parties anticipate that Mr. Raymond Debbane, one of the members of the Issuer’s board of directors designated by the Invus Parties, will be appointed Chairman of the Issuer’s board of directors, replacing Dr. Samuel L. Barker, who will continue to serve as a member of the board and as the chairman of the audit committee.

Other than as described in this Statement, the Invus Parties do not have any present plans or proposals (1) to exercise their rights under the Stockholders’ Agreement to designate additional directors to the Issuer’s board of directors or to otherwise modify the current composition of the Issuer’s board of directors or the Issuer’s certificate of incorporation, bylaws or other governance arrangements or (2) that relate to or would otherwise result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, that the Invus Parties may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

As of December 27, 2011, Invus Public Equities, L.P. was the record and beneficial owner of 5,553,292 shares of Issuer Common Stock, representing approximately 1.2% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Public Equities Advisors, LLC disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

Page 11 of 13 Pages

As of December 27, 2011, Invus, L.P. was the record owner of 244,818,843 shares of Issuer Common Stock and the beneficial owner of 250,372,135 shares of Issuer Common Stock, representing approximately 51.0% and approximately 52.1% of the outstanding shares of Issuer Common Stock, respectively. Invus Advisors, L.L.C., as the general partner of Invus, L.P. controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Advisors, L.L.C. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares. Invus, L.P. has certain rights to acquire additional shares of Issuer Common Stock, as described in Item 6.

As of December 27, 2011, Invus C.V. was the record and beneficial owner of 29,782,609 shares of Issuer Common Stock, representing approximately 6.2% of the outstanding shares of Issuer Common Stock. Invus C.V. has certain rights to acquire additional shares of Issuer Common Stock, as described in Item 6.

Ulys, L.L.C., as the managing member of each of Invus Public Equities Advisors, LLC and Invus Advisors, L.L.C. and as the general partner of Invus C.V., controls each of these three entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by them. Ulys, L.L.C. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Ulys, L.L.C. Mr. Raymond Debbane disclaims such beneficial ownership, except to the extent of his pecuniary interest in such shares.

Except for Messrs. Amouyal, Debbane, Guimaraes and Sobecki, none of the individuals listed in Schedule I beneficially owns any shares of Issuer Common Stock. Each of Messrs. Amouyal and Debbane beneficially owns 64,000 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of December 27, 2011. Mr. Guimaraes beneficially owns 5,000 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 65,000 shares of Issuer Common Stock, including 64,000 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of December 27, 2011. For each of Messrs. Amouyal, Guimaraes and Sobecki, shares of Issuer Common Stock beneficially owned by them represent less than 1% of the number of outstanding shares of Issuer Common Stock.

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS C.V.

By: ULYS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

Page 13 of 13 Pages

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

/s/ Raymond Debbane

Dated: December 27, 2011